City e-Solutions Limited

2803 Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong
Tel: 2922-8228 Fax: 2501-0729

02028341

21 March 2002

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A

*Your Reference: File No. 82-3667*

RECEIVED APR 08 2002

SUPPL

Dear Sir,

We are pleased to enclose a copy of announcement on 20 March 2002 for your kind attention.

If you have any queries, please contact Mr. Lawrence Yip of our office at (852) 2922-8228.

PROCESSED
MAY 01 2002
THOMSON FINANCIAL

Yours faithfully,

Lawrence Yip
Executive Director

Enc.

**ces.**

# City e-Solutions Limited

*(Incorporated in the Cayman Islands with limited liability)*

## 2001 FINAL RESULTS — ANNOUNCEMENT
## AUDITED CONSOLIDATED RESULTS FOR THE YEAR ENDED 31 DECEMBER 2001

**RESULTS**

The Directors of City e-Solutions Limited (the "Company") are pleased to announce the following final audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2001 together with comparative figures.

| | Note | 2001 HK$'000 | 2000 Restated* HK$'000 |
|---|---|---|---|
| **Turnover** | 1 | | |
| Continuing operations | | 98,197 | 145,404 |
| Discontinued operations | | — | 12,553 |
| | | 98,197 | 157,957 |
| Cost of sales | 2 | (24,599) | (3,162) |
| Gross profit | | 73,598 | 154,795 |
| Other expenses (net) | 3 | (16,257) | (39,968) |
| Administrative expenses | 2 | (95,446) | (90,088) |
| (Loss)/Profit from operations | 1 | (38,105) | 24,739 |
| Finance costs | | (16) | (4,783) |
| | | (38,121) | 19,956 |
| Profit on disposal of subsidiaries | 4 | — | 4,698 |
| **(Loss)/Profit from ordinary activities before taxation** | | | |
| Continuing operations | | (38,121) | 23,652 |
| Discontinued operations | | — | 1,002 |
| | | (38,121) | 24,654 |
| Taxation | 5 | (170) | (3,282) |
| **(Loss)/Profit from ordinary activities after taxation** | | (38,291) | 21,372 |
| Minority interests | | 2,626 | 5,762 |
| **(Loss)/Profit attributable to shareholders** | | (35,665) | 27,134 |
| **Dividends attributable to the year:** | 6 | | |
| Final dividend proposed after the balance sheet date Nil cents per share (2000: 2 cents per share) | | — | (7,663) |
| Reduction in final dividend paid in respect of prior year | | — | 28 |
| | | — | (7,635) |
| (Loss)/Earnings per share | 7 | | |
| Basic | | (9.31 cents) | 0.47 cents |
| Diluted | | — | 0.47 cents |

* Comparative figures have been adjusted to conform with the new accounting policies in respect of dividends (note 6) and goodwill (note 2(b)).

*Notes:*

1. The analysis of the principal activities and geographical location of the operation of the Company and its subsidiaries during the financial year are as follow:

| | Group turnover 2001 HK$'000 | Group turnover 2000 HK$'000 | (Loss)/ profit from operations 2001 HK$'000 | (Loss)/ profit from operations 2000 HK$'000 |
|---|---|---|---|---|
| **Principal Activities** | | | | |
| Investment holding | 21,825 | 145,310 | (13,379) | 80,754 |
| Hospitality related services | 76,372 | 94 | (24,726) | (57,102) |
| Leisure (Discontinued) | — | 12,553 | — | 1,087 |
| | 98,197 | 157,957 | (38,105) | 24,739 |
| **Geographical Locations of Operations** | | | | |
| Hong Kong | 15,112 | 145,310 | (20,008) | 80,768 |
| Singapore | 6,713 | — | 6,629 | (14) |
| United States | 76,372 | 94 | (24,726) | (57,102) |
| Indonesia (Discontinued) | — | 12,553 | — | 1,087 |
| | 98,197 | 157,957 | (38,105) | 24,739 |

2. **Cost of Sales and Administrative expenses**

a) Cost of Sales was incurred by the hospitality related service business unit which commenced operations on 29 December 2000.

(2000: Cost of sales was incurred by the leisure business unit which was disposed of in October 2000).

b) Administrative expenses were incurred largely by the hospitality related service business unit which commenced operations on 29 December 2000.

(2000: Administrative expenses were incurred by the Company, the hospitality related service and the leisure business units, the latter was disposed of in October 2000. In accordance with the new accounting policy adopted retrospectively, an impairment loss of HK$31,126,000 in the previous financial year with respect to the goodwill arising on consolidation has been included in Administrative expenses).

3. The analysis of Other Expenses (net) are as follows:-

| | 2001 HK$'000 | 2000 HK$'000 |
|---|---|---|
| Exchange loss (net) | (12,814) | (36,820) |
| Profit on sale of fixed assets (net) | 714 | 194 |
| Net unrealised loss on stating securities at fair value | (4,515) | (5,481) |
| Profit on sale of other securities | — | 430 |
| Others | 358 | 1,709 |
| | (16,257) | (39,968) |

4. For the year ended 31 December 2000, profit from ordinary activities before taxation was arrived at after taking into account the gain of HK$4,698,000 arising from the disposal of the Company's hotel and property interests, which had previously been consolidated in its 52.4% owned subsidiary, Millennium & Copthorne Hotels plc, to its holding company, City Developments Limited, and its 100% owned subsidiary, Undersea World Indonesia Limited.

5. **Taxation**

| | 2001 HK$'000 | 2000 HK$'000 |
|---|---|---|
| Hong Kong taxation | 527 | 1,252 |
| Overseas taxation | (357) | 2,030 |
| | 170 | 3,282 |

Hong Kong profits tax has been provided at the rate of 16% (2000: 16%) on the estimated assessable profits arising in Hong Kong. There is no overseas taxation charge for the current financial year in view of the losses incurred.

The Company is exempted from taxation in the Cayman Islands for a period of twenty years from 1989 under the provisions of Section 6 of the Tax Concessions Law (Revised) of the Cayman Islands.

6. **Dividend**

Dividends attributable to the previous financial year, approved and paid during the year.

| | 2001 HK$'000 | 2000 HK$'000 |
|---|---|---|
| Final dividends in respect of the previous financial year, approved and paid during the year, of 2 cents (2000: 6 cents) per share | 7,663 | 121,483 |

In prior years, dividends proposed or declared were recognised as a liability in the accounting period to which they relate. With effect from 1 January 2001, in order to comply with Statement of Standard Accounting Practice 9 (revised) "Events after the balance sheet date", issued by the Hong Kong Society of Accountants, the Group recognises dividends proposed or declared as a liability in the accounting period in which they are declared by the directors (in the case of interim dividends) or approved by the shareholders (in case of final dividends).

As a result of this accounting policy, the Group's net assets at 31 December 2000 have been increased by HK$7,663,000. This new accounting policy has been adopted retrospectively, with the opening balance of retained profits and the comparative information adjusted for the amounts relating to prior periods.

7. **(Loss)/Earnings per share**

a) *Basic (Loss)/Earnings Per Share*

In the current financial year, the calculation of basic loss per share is based on loss after taxation attributable to shareholders of HK$35,665,000 and 383,125,524 ordinary shares in issue during the year. (2000: The calculation of basic earnings per share is based on profit after taxation attributable to shareholders of HK$27,134,000 and the weighted average of 5,731,806,361 ordinary shares in issue during the year, after taking into consideration the issue of 5,637,790,382 ordinary shares, the capital reduction and share consolidation during the year.)

b) *Diluted (Loss)/Earnings Per Share*

In the current financial year, diluted loss per share is not applicable as there are no dilutive potential ordinary shares during the year. (2000: The calculation of diluted earnings per share is based on profit after taxation attributable to shareholders of HK$27,134,000 and weighted average of 5,744,633,587 ordinary shares in issue during the year, adjusted for the effects of all dilutive potential ordinary shares).

c) *Reconciliations*

| | The Company 2001 | 2000 |
|---|---|---|
| Weighted average number of ordinary shares used in calculating basic earnings per share | 383,125,524 | 5,731,806,361 |
| Deemed issue of ordinary shares for no consideration | — | 12,827,226 |
| Weighted average number of ordinary shares used in calculating diluted earnings per share | 383,125,524 | 5,744,633,587 |

## DIVIDENDS

The Directors have resolved not to propose any final dividend for the year ended 31 December 2001. (2000: 2 cents per share).

No interim dividend was paid for the year ended 31 December 2001 (2000: Nil cents).

## MANAGEMENT DISCUSSION AND ANALYSIS

In the year under review, the Group recorded a turnover of HK$98.2million comprising mainly interest income of HK$22.9million and the first full year revenue contribution of HK$74.7million from SWAN Holdings Limited's ("SWAN") business units which commenced operations on 29 December 2000. Following the Group restructuring during the last financial year, comparison between the results for the year under review to those of the previous corresponding year will not be meaningful.

SWAN Group, an 85% owned subsidiary reported a loss of HK$24.7million for the year 2001 due to losses incurred by its hospitality solutions business. Included under Other Net Expenses, HK$12.8million was principally attributed to unrealised exchange loss from foreign currency bank deposits denominated in Sterling Pound which were received in the year 1999 from the disposal of its interest in subsidiaries and dividends. Also, an amount of HK$4.5million was provided for diminution in value of the Group's minor investments such that these investments were stated at fair values as at the financial year end.

Consequently, for the year under review, the Group reported a loss of HK$35.7million attributable to its shareholders. Basic loss per share was HK9.31cents calculated on 383,125,524 ordinary shares in issue during the year. Group's Net Tangible Asset backing per share declined to HK$1.40 from HK$1.51 a year earlier.

As at 31 December 2001, the Group's gross assets stood at HK$602.1million, down from HK$670.1million as at the end of the last financial year ended 31 December 2000. The main decrease was in the Group's cash and cash equivalents which was reduced to HK$501.9million from HK$561.7million. The Group has no borrowings for the year under review.

## BUSINESS REVIEW AND OUTLOOK

The year 2001 was extremely challenging for the global hospitality industry and City e-Solutions Limited. It was a year when the slowdown in the US economy and the events which followed the tragic terrorist attacks on September 11 ("9/11") significantly affected the operations of the Group, which has most of its activities in the United States.

As the Group's revenues are allied to business volume and revenue stream of our customers, the operating margins of management contracts have consequently witnessed compression while the room reservations traffic has fallen. At the same time, materialisation of new contracts proved more difficult.

Accordingly, after an assessment of the impact of 9/11 on our operations, we conducted a significant restructuring starting in the fourth quarter to re-align our business to the market conditions. We have scaled back our business development plans and will focus more of our efforts in hotel management (Richfield) and reservations distribution (Sceptre).

Following a business review completed in early 2002, the Group has taken prudent steps to scale back its business development plans and reduce its cost structure to align itself to current market conditions. A one-off restructuring charge estimated to be up to HK$17.2million (US$2.2million) will be incurred in the first-half of the year.

The adoption of a prudent and cautious stance towards new investments during the year has put the Group in a good position as it still has substantial cash resources available to capitalise on future investment opportunities.

## COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited throughout the year. The independent non-executive directors are not appointed for a specific term but are subject to retirement by rotation and re-election at annual general meeting in accordance with the Articles of Association of the Company.

## PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraph 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Exchange's website in due course.

## STATUTORY INFORMATION

The Annual General Meeting of the Company will be held on 24 May 2002.

By Order of the Board
**Kwek Leng Beng**
*Chairman*

Hong Kong, 20 March 2002